OMB APPROVAL
OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden
hours per response	14.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

REAL ESTATE REFERRAL CENTER, INC.

(Name of Issuer)

COMMON STOCK, $.00001 PAR VALUE PER SHARE

(Title of Class of Securities)

756006 10 2

(CUSIP Number)

NOEL NOEL, LTD.

James D. Hunter, Chief Executive Officer

87 Station Road, Ashington, Northumberland, United Kingdom NE638RS

01670 523841

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JANUARY 19, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 756006 10 2

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Noel Noel, Ltd, an foreign corporation (Indirect Ownership)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO-Other
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 5,000,000
8. Shared Voting Power -0-
9. Sole Dispositive Power 5,000,000
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount of Row (11) 71.80%
14.	Type of Reporting Person CO

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $.00001 par value, of Real Estate Referral Center, Inc., a Nevada corporation (“Company”). The address of the principal executive office of the Company is 279 Midpark Way, Suite 102, Calgary, Alberta, Canada T2X 1M2.

Item 2.	Identity and Background.

Noel Noel, Ltd. is a foreign corporation organized in the United Kingdom with an address of 87 Station Road, Ashington, Northumberland, United Kingdom NE638RS. Noel Noel, Ltd is solely owned by James D. Hunter, its President and sole shareholder.

During the last five years neither Noel Noel, Ltd nor its sole owner, James D. Hunter, have been convicted in a criminal proceeding, and has not been a party to a civil proceeding of judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

OO-Other. On January 19, 2009, Lisa and Bruce McIntosh each sold 2,500,000 restricted shares of common stock owned by them to Noel Noel, Ltd., which stock constituted 71.90% of the total outstanding shares of the Company and all of the shares owned by Lisa and Bruce McIntosh. After the transaction, Noel Noel, Ltd. owned 5,000,000 restricted shares of the Company’s common stock which constituted 71.90% of the total outstanding shares of common stock of the Company. Noel Noel, Ltd. paid Lisa and Bruce McIntosh an aggregate of $150,000 for the 5,000,000 shares of common stock, paying by certified check. The source of the funds to acquire these shares was the personal funds of James D. Hunter, the owner and Chief Executive Officer of Noel Noel, Ltd.

Item 4.	Purpose of Transaction.

See Item 3 above.

Neither Noel Noel, Ltd nor James D. Hunter have plans which relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries, any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, any material change in the present capitalization or dividend policy of the issuer, any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person, causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Real Estate Referral Center, Inc.

(a) Noel Noel, Ltd. directly owns 5,000,000 common shares, representing 71.90% of the class.

(b) Noel Noel, Ltd., through its sole owner, James D. Hunter, has sole power to vote or direct the vote and the power to dispose or to direct the disposition of the 5,000,000 shares of common stock it owns. (See Rows 7-10 of the cover page.)

(c) Please see Item 4 above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Real Estate Referral Center, Inc.

Except for the transaction outlined in Item 3 above, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

[signature follows on next page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 2, 2009	By:	/s/ James D. Hunter
James D. Hunter, Chief Executive Officer
Noel Noel, Ltd.

5